March 13, 2014

Via EDGAR

Jan Woo

Attorney - Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:

CopyTele, Inc.

Registration Statement on Form S-3

Filed February 11, 2014

File No. 333-193869

Dear Ms. Woo:

CopyTele, Inc. (“CopyTele”, the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 6, 2014, regarding our Registration Statement on Form S-3 filed February 11, 2014 (the “Registration Statement”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1. Please be advised that the comments in our letter dated March 6, 2014 relating to the registration statement on Form S-3 (File No. 333-193826) and Form 10-K for the fiscal year ended October 31, 2013 are applicable to this filing and should be addressed in your response letter.

We respectfully advise the Staff we will be amending the Company’s Registration Statement (such amended Registration Statement to be filed as Amendment No. 1 to the Registration Statement, hereinafter referred to as “Amendment No. 1”) to incorporate all applicable changes required by the comments made in your letter dated March 6, 2014 relating to the registration statement on Form S-3 (File No. 333-193826).

2. Please provide a detailed legal analysis of your eligibility to register this primary offering on Form S-3. It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates is less than $75 million. See General Instruction I.B.1 of Form S-3. Alternatively, file an amended registration statement on Form S-1.

We respectfully advise the Staff that that the Company is eligible to register its secondary offering on Form S-3 pursuant to General Instruction I.B.1 of Form S-3. General Instruction I.B.1 provides that:

“Securities to be offered for cash by or on behalf of a registrant, or outstanding securities to be offered for cash for the account of any person other than the registrant, including securities acquired by standby underwriters in connection with the call or redemption by the registrant of warrants or a class of convertible securities; provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.”

For purposes of General Instruction I.B.1, the aggregate market value of a company’s outstanding voting and non-voting common equity is computed by multiplying the number of shares of voting and non-voting common equity held by non-affiliates of the Company by either (i) “the price at which the common equity was last sold” or (ii) “the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.” It is not necessary to calculate the number of shares held by non-affiliates for the same day on which the average of the bid and asked prices of the common equity is determined (See Question 116.06 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations). Further, the date on which the bid and asked price of the common equity is determined may be any day within 60 days prior to the date of filing (See General Instruction I.B.1, “Instructions”; See also Question 116.06 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations).

On January 29, 2014 and January 30, 2014, the number of shares of common equity held by non-affiliates was 191,825,531. On January 29, 2014, the closing price of the Company’s common stock was $0.399 and the average of the bid ($0.381) and asked ($0.401) prices of the Company’s common stock at closing was $0.391. On January 30, 2014, the Company’s common stock closed at $0.416 per share.  Accordingly, on January 29, 2013 the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company for purposes of General Instruction I.B.1 was $75,003,782.62. Therefore the Company is eligible to register its secondary offering on Form S-3.

Description of Securities We May Offer

General, page 9

3. Debt securities, preferred stock, and warrants that are convertible into or exchangeable for “other securities” that have not been registered under this registration statement may not be issued unless these convertible or exchangeable securities are not legally exercisable within one year of the date of sale of the convertible or exchangeable security. All of the underlying classes of securities to which these convertible or exchangeable securities relate must be specifically identified in the registration statement. Please revise your filing accordingly.

We respectfully advise the Staff that Amendment No. 1 will be revised in accordance with the Staff’s comment.

Item 16. Exhibits, page II-2

4. Please be advised that Exhibits 1.1, 4.1–4.6, and 4.8–4.9 must be filed before the effectiveness of this registration statement.

We respectfully advise the Staff that Amendment No. 1 will include forms for each of the Exhibits in accordance with the Staff's comment.

In making this response the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Matthew Bernstein, Esq. at (212) 370-1300.

Very truly yours,

COPYTELE, INC.

By: /s/ Robert A. Berman

Name: Robert A. Berman

Title: President and Chief Executive Officer